UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DERMA SCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

249827205

(CUSIP Number of Class of Securities)

Jeffrey A. Welikson

Corporate Secretary

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas, 42nd Floor

New York, NY 10020

(212) 526-0858

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

April 2, 2008

(Date of Event which required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249827205

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc. 13-3216325
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,035,700 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,035,700 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,035,700 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (2)
14.	TYPE OF REPORTING PERSON: HC/CO

(1)	Includes 8,428,560 shares of Common Stock and 2,607,140 shares of Common Stock issuable upon exercise of warrants.

(2)

Based on 34,040,743 shares of Common Stock outstanding as of February 28, 2008 as reported on Form 10-KSB for the year ended December 31, 2007, an additional 6,100,000 shares of Common Stock issued in a private placement on April 2, 2008 and 2,607,140 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 249827205

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Inc. 13-2518466
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,035,700 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,035,700 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,035,700 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (2)
14.	TYPE OF REPORTING PERSON: BD/CO

(1)	Includes 8,428,560 shares of Common Stock and 2,607,140 shares of Common Stock issuable upon exercise of warrants.

(2)

Based on 34,040,743 shares of Common Stock outstanding as of February 28, 2008 as reported on Form 10-KSB for the year ended December 31, 2007, an additional 6,100,000 shares of Common Stock issued in a private placement on April 2, 2008 and 2,607,140 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 249827205

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LB I Group Inc. 13-2741778
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,035,700 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,035,700 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,035,700 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Includes 8,428,560 shares of Common Stock and 2,607,140 shares of Common Stock issuable upon exercise of warrants.

(2)

Based on 34,040,743 shares of Common Stock outstanding as of February 28, 2008 as reported on Form 10-KSB for the year ended December 31, 2007, an additional 6,100,000 shares of Common Stock issued in a private placement on April 2, 2008 and 2,607,140 shares of Common Stock issuable upon exercise of warrants.

ITEM 1.    SECURITY AND ISSUER

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Derma Sciences, Inc., a Pennsylvania corporation (“Derma Sciences”). The address of the principal executive offices of Derma Sciences is 214 Carnegie Center, Suite 300, Princeton, New Jersey 08540.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of the following Reporting Persons:

Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”)

745 Seventh Avenue

New York, NY 10019

Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the direct 100% parent of Lehman Brothers Inc.

Lehman Brothers Inc., a Delaware corporation (“LBI”)

745 Seventh Avenue

New York, NY 10019

LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings.

LB I Group Inc. (“LB I Group”)

399 Park Avenue

New York, NY 10022

LB I Group is a wholly-owned subsidiary of LBI.

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the shares of Common Stock and warrants reported herein was approximately $6,499,992. The source of the funds employed to pay the aggregate purchase price was the general working capital of LB I Group.

ITEM 4. PURPOSE OF TRANSACTION

The Common Stock and warrants reported herein were acquired in the ordinary course of business of LB I Group for investment purposes.

The Reporting Persons review their holdings in Derma Sciences on an ongoing basis. Depending on such review, each of the Reporting Persons may make additional purchases or sales of Derma Sciences’ securities in the future. Additional transactions, if any, in Derma Sciences’ securities will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of Derma Sciences. In addition, the Reporting Persons may engage, from time to time, in discussions with Derma Sciences and other stockholders of Derma Sciences concerning Derma Sciences and its business.

Except as otherwise described herein, none of the Reporting Persons or the persons listed on Appendix A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	See Items 11 and 13 of the cover page for each Reporting Person.

Of the warrants reported herein, (i) warrants to purchase 1,607,140 shares of Common Stock have an exercise price of $0.77 per share and an exercise period of June 1, 2008 through May 31, 2013 and

(ii) warrants to purchase 1,000,000 shares of Common Stock have an exercise price of $1.20 per share and an exercise period of April 2, 2008 through April 1, 2013.

(b)	See Items 7 through 9 of the cover page for each Reporting Person.

(c)

Except as disclosed below, the Reporting Persons and, to the best knowledge of the Reporting Persons, the persons listed in Appendix A hereto have not effected any transactions within the past 60 days.

As reported in the Current Report on Form 8-K filed by Derma Sciences on April 7, 2008, Derma Sciences issued 6,100,000 shares of Common Stock and warrants to purchase an additional 3,050,000 shares of Common Stock on April 2, 2008 pursuant to a private placement. LB I Group was a purchaser in this private placement and purchased 2,000,000 shares of Common Stock at a price of $1.00 per share and received one warrant for every two shares of Common Stock purchased, or 1,000,000 warrants.

(d)

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Securities Purchase Agreement executed in connection with the private placement of securities described above, Derma Sciences has undertaken to file a shelf registration statement with the Securities and Exchange Commission covering the resale of the Common Stock and Common Stock underlying the warrants sold in the private placement not later than June 2, 2008 and to use its best efforts to cause the shelf registration statement to be declared effective not later than July 31, 2008. The Common Stock and Common Stock underlying the warrants purchased by LB I Group in the private placement will be included in this shelf registration statement. If Derma Sciences fails to have an effective shelf registration statement in place after July 31, 2008, but files a registration statement with the Securities and Exchange Commission relating to another offering of its equity securities, LB I Group may request that the Common Stock and Common Stock underlying the warrants sold in the private placement be included in the registration statement. Derma Sciences is obligated to use its best efforts to comply with this request, although it may postpone or withdraw any registration statement for other securities in its discretion.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filer Agreement of the Reporting Persons dated April 11, 2008

Exhibit 2	Securities Purchase Agreement (incorporated herein by reference from Exhibit 10.01 to the Current Report on Form 8-K filed by Derma Sciences on April 7, 2008)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2008

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ James J. Killerlane III
------------------------------------------------
Name: James J. Killerlane III
Title: Vice President

LEHMAN BROTHERS INC.

By: /s/ James J. Killerlane III
------------------------------------------------
Name: James J. Killerlane III
Title: Senior Vice President

LB I GROUP INC.

By: /s/ James J. Killerlane III
------------------------------------------------
Name: James J. Killerlane III
Title: Vice President

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS
MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby's Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR.

Chairman and Chief Executive Officer

SIR CHRISTOPHER GENT

Non-Executive Chairman of GlaxoSmithKline plc.

ROLAND A. HERNANDEZ

Retired Chairman and Chief Executive

Officer of Telemundo Group, Inc.

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LB I GROUP INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

ERIN M. CALLAN	Lehman Brothers Holdings Inc.
Chief Financial Officer & Global Controller	745 Seventh Avenue
New York, NY 10019

MARTIN KELLY	Lehman Brothers Holdings Inc.
Managing Director	745 Seventh Avenue
New York, NY 10019

LB I GROUP INC.

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

ERIN M. CALLAN	Lehman Brothers Holdings Inc.
Chief Financial Officer & Global Controller	745 Seventh Avenue
New York, NY 10019

MARTIN KELLY	Lehman Brothers Holdings Inc.
Managing Director	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.

APPENDIX B

From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators. Lehman Brothers routinely cooperates freely with such investigations. The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm’s Form BD, each of which is on file with the Securities and Exchange Commission.